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                         PRESIDIO RPS ACQUISITION CORP.
                             411 WEST PUTNAM AVENUE
                              GREENWICH, CT  06830



February 18, 1998


Dear Limited Partner of
  Resources Pension Shares 5, L.P.:

     Enclosed please find a copy of an Offer to Purchase (the "Offer to Purchase") being made by Presidio RPS Acquisition Corp., an affiliate of the general partners of Resources Pension Shares 5, L.P. (the "Partnership"), to purchase your limited partnership units in the Partnership for $6.00 per unit, net to you in cash. The Offer is scheduled to expire March 17, 1998 and is limited to 2,000,000 units, representing approximately 35% of the total number of units outstanding.

     The Offer will provide Unitholders with an immediate opportunity to liquidate their investment in the Partnership for cash. The $6.00 purchase price is approximately 14% higher than the $5.25 weighted average net selling price for Units recently reported for the limited secondary market, without giving effect to commissions and other transactional costs payable by sellers of Units. ASSUMING COMMISSIONS AND TRANSACTIONAL COSTS OF 9%, $4.78 OF THE $5.25 WEIGHTED AVERAGE SELLING PRICE WOULD BE RECEIVED BY SELLING UNITHOLDERS IN THE SECONDARY MARKET. Unitholders who tender their Units will not be obligated to pay any commissions or Partnership transfer fees. The $6.00 Purchase Price is also 20% higher than a recent third party tender offer for Units at $5 per Unit.

     We urge you to carefully review the enclosed Offer to Purchase and the accompanying Letter of Transmittal. To tender your units, please execute the enclosed Letter of Transmittal and return it to the undersigned in the manner and to the address indicated in the Instructions to the Letter of Transmittal.

     If you have any questions with respect to the Offer, please call The Herman Group, Inc., our information agent, toll free at (800) 992-6209.


                                      PRESIDIO RPS ACQUISITION CORP.